Via Facsimile and U.S. Mail
Mail Stop 6010


							June 27, 2005


Mr. Rob Hutchison
Chief Executive Officer
Applied DNA Sciences, Inc.
9229 W. Sunset Boulevard, Suite 830
Los Angeles, California 90069

Re:	Applied DNA Sciences, Inc.
	Amendment #2 to Registration Statement on Form SB-2
      Filed June 16, 2005
	File Number 333-122848

Dear Mr. Hutchison:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General
1. We understand from your counsel you will be obligated to issue penalty shares if this registration statement is not declared effective by a certain date. Please include a discussion which explains in sufficient detail the provisions of the penalty shares in your prospectus. Additionally, please consider adding a risk factor discussing dilutive effects and other material adverse consequence should this occur.
2. We note your response to comment 2. Please revise your disclosure to indicate that Rick Langley of RHL Management, Inc. is Richard Langley Jr.
3. Prior to requesting acceleration for effectiveness, please amend your Form 10-KSB for the year ended September 30, 2004 and your Forms
10-Q for the quarters ended December 31, 2004 and March 31, 2005 to comply with our comments on your Form SB-2.

Risk Factors

If we Fail to Close on our Acquisition Agreement with Biowell ..., page 4
4. Please revise your risk factor to update the disclosure concerning the status of the acquisition. We note on page 22 all conditions to closing have been met except for approval by the shareholders of Biowell and reorganization of the board. Please discuss whether Biowell shareholders have voted on the transaction, if not, when will such vote be taken.

Item 26. Recent Sales of Unregistered Securities, page II-2
5. Please indicate if any underwriters were employed in connection with any of the transactions set forth in Item 15.
6. Please revise to identify the investors or classes of investors in the unregistered offerings you describe. Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors or individual investors to be acceptable classes.
7. Please revise your disclosure to indicate the exemption you relied on for the privately placed securities from September 2002 to December 2003. Also, please include the number of individuals who purchased in each of the transactions described.

Consolidated Financial Statements

Statements of Losses, page F-3
8. We acknowledge your response to comments 17 and 18 per our letter dated May 23, 2005. We continue to believe that, according to paragraphs 11 (c) and 13 of SFAS No. 2, the license fee paid to Biowell Technologies represents a research and development cost. Given the importance of the Biowell Technologies license to your future plan of operations, which clearly involves research and development activities, amounts paid to Biowell pursuant to that license agreement should be disclosed separately on your statements of operations. Please revise your statements of operations for all affected periods accordingly.

Notes to Consolidated Financial Statements

Note D- Capital Stock, page F-21
9. We acknowledge your response to comment 19 per our letter dated May 23, 2005; however, it is not clear that you addressed our comment. Please revise your disclosure in the notes to your financial statements to clarify the following for each issuance of common stock
to non-employees in exchange for services: the period in which the employee rendered the services; the period in which you issued the common stock and recorded the related financial statement expense; and your basis for recording each amount in the applicable period. Please provide to us additional information to clarify the difference between the issuance date of the stock and the valuation date, as applicable. Please note that if the stock is not issued in the same period as when the services are rendered, the services should be recorded in the period the services are rendered in accordance with paragraph 8 of SFAS 123 and EITF 96-18. When the stock is issued, the stock should be recorded as issued at that time at the fair value on the date issued. Please revise your financial statements accordingly or tell us why you believe your financial statements comply with GAAP.
10. We acknowledge your response to comment 20 per our letter dated
May 23, 2005. Please provide us with the basis for using different fair values of your common stock for the same period for the numerous issuances during the periods presented. For example, the 586,250 shares had a fair value of $0.13 per share in October 2002; the 9,000 shares had a fair value of $0.065 per share in October 2002; and the
10,140,000 shares had a fair value of $0.0001 per share in September
2002.
11. We note that you have issued capital stock below par value and that you have recorded negative additional paid-in capital.
Please
tell us why this is appropriate.

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows, page F-
81
12. Please revise your unaudited condensed consolidated statements of cash flows to present line items comparable to those presented in your Form SB-2/A filed with the Commission on April 29, 2005. We believe Instruction 2(1)(iv) to Item 310(b) of Regulation S-B prescribes that you present detail sufficient to allow investors to compare your interim financial statements with your audited annual financial statements. This seems particularly important information for investors in assessing your liquidity, given your going concern status.

Notes to Unaudited Condensed Consolidated Financial Statements

Note E- Subsequent Event, page F-95
13. Please tell us what consideration has been given to including financial statements and pro forma information with respect to the pending Biowell acquisition. It appears that the transaction may be accounted for as a reverse acquisition.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Bruckner (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director
cc:	Andrea Cataneo, Esquire
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
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Rob Hutchison
Applied DNA Sciences, Inc.
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